[Letterhead for Drinker Biddle & Reath LLP]
                                                          James H. Freis, Esq.
                                                          (973 549-7170
                                                          james.freis@dbr.com


May 17, 2007


Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

        Re:  New Jersey Daily Municipal Income Fund, Inc.
               Class A Shares, Class B Shares
               Prospectus dated May 31, 2007

Ladies and Gentlemen:

     We have acted as special New Jersey counsel respecting as to only New Jersey gross income tax matters in connection with the issuance of Class A Shares and Class B Shares (the "Shares") of the New Jersey Daily Municipal Income Fund, Inc. (the "Fund"). We have reviewed the Prospectus dated as of May 31, 2007 (the "Prospectus").

     Our advice is given and limited to matters relating to New Jersey gross income tax law respecting receipt of certain dividends by holders of the Shares. There follows our description of the New Jersey Gross Income Tax Act treatment of exempt-dividend distributions by the Fund to its shareholders, which description is intended to complete the data respecting New Jersey Taxes on page 19 of Prospectus and page 26 of the SAI that you forwarded to me. Additionally, attached please find materials to be inserted in the Risk Factors section of the Prospectus, which appears at page 9 in the draft you forwarded to me.

We assume that within the meaning of the New Jersey Gross Income Tax Act all obligations held by the Fund are issued by or on behalf of New Jersey or any county, municipality, school or other district, agency, authority, commission, instrumentality, public corporation (including one created or existing pursuant to agreement or compact with New Jersey or any other state), body corporate and politic or political subdivision of New Jersey, or such obligations are statutorily free from taxation under the laws of the United States.

     The Fund intends to be a "qualified investment fund" within the meaning of the New Jersey Gross Income Tax Act. The primary criteria for constituting a "qualified investment fund" are that (i) such fund is an investment company registered with the SEC which, for the calendar year in which the distribution is paid, has no investments other than interest bearing obligations, obligations issued at a discount, cash and cash items, including receivables and financial options, futures, forward contracts, or other similar

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Paul, Hastings, Janofsky & Walker LLP
May 17, 2007
Page 2


financial instruments relating to interest-bearing obligations, obligations issued at a discount or bond indexes related thereto and (ii) at the closing of each quarter of the taxable year, such fund has not less than 80% of the aggregate principal amount of all of its investments, excluding financial options, futures, forward contracts, or other similar financial instruments relating to interest-bearing obligations, obligations issued at a discount or bond indexes related thereto to the extent such instruments are authorized under the regulated investment company rules under the Code, cash and cash items, which cash items shall include receivables, in New Jersey Municipal Obligations and certain other specified securities. Additionally, a qualified investment fund must comply with certain continuing reporting requirements.

     In the opinion of Drinker Biddle & Reath LLP (i) assuming that the Fund constitutes a qualified investment fund and that the Fund complies with the reporting obligations under New Jersey law with respect to qualified investment funds, (a) distributions paid by the Fund to a New Jersey resident individual shareholder will not be subject to the New Jersey gross income tax to the extent that the distributions are attributable to income received as interest on or gain from New Jersey Municipal Obligations and (b) gain from the sale of shares in the Fund by a New Jersey resident individual shareholder will not be subject to the New Jersey gross income tax and (ii) distributions paid by the Fund to a New Jersey resident individual shareholder will not be subject to the New Jersey gross income tax to the extent that the distributions are attributable to interest earned on federal obligations.

     Although the Fund intends to maintain a $1.00 per share net asset value, the redemption of shares may result in the investor's receipt of more or less than he paid for his shares and, thus, in a taxable gain or loss to the investor. An exchange pursuant to the exchange privilege is treated for federal income tax purposes as a sale on which a shareholder may realize a taxable gain or loss. However, if the Fund is a New Jersey qualified investment fund, any such gains received by a New Jersey resident individual shareholder should not be subject to the New Jersey gross income tax.

     Interest on indebtedness incurred or continued to purchase or carry Fund Shares is not deductible either for Federal income tax purposes or New Jersey personal income tax purposes to the extent attributable to exempt-interest dividends.

     Exempt-interest dividends and gains paid to a corporate shareholder will be subject to the New Jersey corporation business (franchise) tax and, if applicable, the New Jersey corporation income tax, and may also be subject to state taxes in states other than New Jersey. Accordingly, investors in the Fund, including, in particular, corporate investors which may be subject to the New Jersey corporation business (franchise) tax and, if applicable, the New Jersey corporation income tax, should consult their tax

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Paul, Hastings, Janofsky & Walker LLP
May 17, 2007
Page 3

advisors with respect to the application of such taxes to an investment in the Fund, to the receipt of Fund dividends and as to their New Jersey tax situation in general.

     We assume that you will include in your prospectus qualifications substantially to the effect of the foregoing assumptions and, further, the inability of counsel to the fund to predict the effect of any pending legislative proposals. We have not made any review of any proceedings relating to the issuance of underlying debt obligations for the basis of bond counsel's opinions delivered in connection with such underlying obligations. To the extent that any of the obligations held in the Fund may be "private activity bonds", we express no opinion respecting the availability of an exemption from taxation of interest due on such obligations and expect that the underlying opinions of bond counsel have adequately treated, as applicable, issues relating to "substantial user" and "capital expenditure" limitations upon such bonds under Sections 103, 144 and related sections of the Internal Revenue Code of 1986, as the same may be amended.

     We consent to the use of our name under the caption "Tax Consequences" in the Prospectus respecting the above captioned shares, and we consent to the filing of this opinion as an exhibit to any registration or qualification statement filed in connection with this offering.


                                            Very truly yours,


                                            /s/ James H. Freis
                                            James H. Freis
JHF:pi
Enclosure